Exhibit (a)(4)
EMAIL TO ELIGIBLE PARTICIPANTS, DATED DECEMBER 1, 2008
To: [Name of Eligible Participant]
From: Marty Gausvik, Executive Vice President, Treasurer and Chief Financial Officer
Date: December 1, 2008
Dear Eligible Participant:
I am pleased to announce that today, Cumulus Media Inc. has commenced an exchange offer (the “Offer”) that will give you the opportunity to exchange your outstanding options to purchase shares of our Class A Common Stock (“old options”) that were granted on or after October 2, 2000 for a combination of restricted shares of our Class A Common Stock (“restricted shares”) and replacement options to purchase our Class A Common Stock (“new options”) at a newly established exercise price. In connection with the Offer, today we have commenced mailing to you the following documents:
•	an Offer to Exchange, which describes the terms and conditions of the Offer;

•	a Letter of Transmittal, which you must properly complete, sign and return to us before the expiration of the Offer, expected to be 5:00 P.M., Atlanta time, on December 30, 2008, unless extended pursuant to the terms of the Offer;

•	a Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Transmittal; and

•	copies of Award Certificates for restricted shares and new options, which contain the terms and conditions that will govern the awards of restricted shares and new options, should you decide to participate in the Offer.
A customized Participant Statement, which is being sent via e-mail from Ray Perlock, Corporate Controller, contains information about your eligible options, including the number of restricted shares and shares underlying the new options that you will receive in respect of each of your awards of eligible options if you elect to participate in the Offer.
I strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer. If you would like further information about the Offer, please contact Ray Perlock, Corporate Controller, at (404) 260-6714.
Sincerely,
Marty Gausvik,
Executive Vice President, Treasurer and
Chief Financial Officer
IMPORTANT NOTICE:
We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.